Nkarta, Inc.
6000 Shoreline Court, Suite 102
South San Francisco, California 94080

May 3, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel Crawford

Re:	Nkarta, Inc. Registration Statement on Form S-3/A Filed April 24, 2023 File No. 333-270680 Request for Acceleration

Dear Mr. Crawford,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Nkarta, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on May 5, 2023, or as soon thereafter as practicable. The Registrant respectfully requests that you notify C. Brophy Christensen of O’Melveny & Myers LLP of such effectiveness by telephone at (415) 984-8793.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Mr. Christensen at the telephone number above.

Sincerely,

Nkarta, Inc.

By:	/s/ Paul Hastings
Name:	Paul Hastings
Title:	Chief Executive Officer

Cc:	Alicia Hager, Nkarta, Inc., Chief Legal Officer and Corporate Secretary
C. Brophy Christensen, O’Melveny & Myers LLP